May 19, 2026

David Garofalo
Chief Executive Officer
Gold Royalty Corp.
1188 West Georgia Street, Suite 1830
Vancouver, BC V6E 4A2

        Re: Gold Royalty Corp.
            Registration Statement on Form F-3
            Filed May 14, 2026
            File No. 333-295866
Dear David Garofalo:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Laura Nicholson at 202-551-3584 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Alla Digilova